Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2025, APx Acquisition Corp. I.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of APx Acquisition Corp. I.
effective at the opening of the trading session on March 31, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on December 10, 2024. The Company did not file an appeal.
The Company security was suspended on December 17, 2024.
The Staff determination to delist the Company securities became final on December 17, 2024.